UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Absolute Waste Services, Inc.
(f/k/a Thermacell Technologies Inc.)

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

00387L 10 6

(CUSIP Number)

Mr. David Matteson
Gardner Carton & Douglas LLP
191 North Wacker Drive, Suite 3700
Chicago, Illinois 60606
(312) 569-1145

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00387L106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,507,188

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power 2,507,188

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,507,188

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,507,188

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power 2,507,188

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,507,188

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John T. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,507,188

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,507,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,507,188

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,507,188

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,507,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,507,188

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas F. Duszynski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power 7,507,188

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 7,507,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,507,188

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D” or this “Statement”) is filed jointly by Augustine Capital Management, LLC (“Augustine Capital”), Augustine Fund, LP (“Augustine Fund”), Thomas Duszynski, Brian D. Porter and John T. Porter (collectively, the “Group”).

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Absolute Waste Services, Inc., a Florida corporation (the “Company”).  The address of the Company’s principal executive offices is 2932 CR 44, Robstown, Texas 78380.

Item 2.	Identity and Background

(a) – (c)  This Statement is filed by each member of the Group with respect to the Shares beneficially owned by the Group.  Augustine Capital is the general partner of Augustine Fund.  The controlling members and officers of Augustine Capital are Thomas Duszynski, Brian D. Porter and John T. Porter.

The business address of each member of the Group is 141 W. Jackson, Suite 2182, Chicago, Illinois 60604.  The principal employment of Thomas Duszynski, Brian D. Porter and John T. Porter is investing in securities, conducted through Augustine Capital and Augustine Fund.  Augustine Capital is a Delaware limited liability company.  Augustine Fund is an Illinois limited partnership.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

2,507,188 of the Shares listed under this Schedule 13D were acquired by Augustine Fund in connection with the Company’s plan of reorganization under Chapter 11 of the United States Bankruptcy Code, which was confirmed in August 2002 (the “Reorganization”).  5,000,000 of the Shares listed under this Schedule 13D were acquired by PAC Funding, LLC (“PAC Funding”) in connection with the Reorganization.  Tom Duszynski is a co-manager of PAC Funding and Augustine Fund is a member (owner of interests in) PAC Funding.  The Shares issued to Augustine Fund and PAC Funding in the Reorganization were issued for no additional cash consideration but in exchange for existing equity in, and creditor claims against, the Company’s predecessor.  All shares issued pursuant to the Reorganization were issued on August 18, 2003.  1,000,000 shares were issued to Thomas Duszynski on August 28, 2003 individually as compensation for services provided by him in connection with the Reorganization.

Item 4.	Purpose of Transaction

Effective August 23, 2003 the Company completed its Merger with Absolute Industries, LLC (the “Merger”).  As a result of the Merger and amendment to the Company’s certificate of incorporation made in connection therewith, the Company has outstanding 20,000,000 shares of Common Stock and 27,000,000 shares of Class A convertible preferred stock (the “Preferred Stock”).  The Preferred Stock was issued to the former owners of Absolute Industries LLC in the Merger.  The Preferred Stock is entitled to three (3) votes per share and each share is convertible into one (1) share of Common Stock.

As part of the Merger, the Board of Directors composition was changed to consist of four members, including Thomas Duszynski and three (3) former offices of Absolute Industries LLC.

All but 1,000,000 of the Shares were acquired as a result of the Reorganization and in exchange for claims held by the Reporting Persons in Company’s predecessor, which filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in November 2001.

Each member of the Group may make further purchases of shares of Common Stock.  Members of the Group may dispose of any or all of the shares of Common Stock held by them, although they have no current intention to do so.  Except as noted in this Schedule 13D, no member of the Group has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.  Members of the Group may, at any time from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Group Members hold, in the aggregate, 8,507,188 Shares, which represents 42.5% of the Company’s Common Stock.  The percentages used in this Statement are calculated based on the number of outstanding Shares, 20,000,000, post Merger.

(b)           The information contained in table form in Rows 7 though 11 on each of pages 2 through 6 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference.

(c) 1,000,000 Shares were acquired by Thomas Duszynski on August 28, 2003 individually as compensation for services provided by him in connection with the Reorganization.
(d)-(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above, to each Group Member’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following document is incorporated by reference herein:
(1) Joint Filing Agreement, dated as of March 9, 2004, by and among Augustine Capital Management, LLC, Augustine Fund, LP, Thomas Duszynski, Brian D. Porter and John T. Porter.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2004	AUGUSTINE FUND, L.P.

	By:		AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

		By:	/s/ John T. Porter
John T. Porter, President

AUGUSTINE CAPITAL MANAGEMENT, LLC

	By:		/s/ John T. Porter
John T. Porter, President

/s/ Thomas Duszynski
Thomas Duszynski

/s/ Brian D. Porter
Brian D. Porter

/s/ John T. Porter
John T. Porter